"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213
Telephone: +47-22 54 40 0
Telefax: +47-22 54 44 9
www.orkla.com

Ref.: Ellen Ronæss, Shareholder Services, Telephone: +47 2254 4430

Date: 3 January 2006

ORK – Trade subject to notification - options

On 2 January 2006, in connection with Orkla's option programme, 78,334 options were exercised, respectively 75,000 at a strike price of NOK 165.80 and 3,334 at NOK 130.

After the transaction a total of 1,509,741 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla holds 1,928,940 of its own shares.

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"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Ellen Ronæss, Shareholder Services, Telephone: +47 2254 4430

Date: 30 December 2005

ORK – Trade subject to notification - options

On 29 December 2005, in connection with Orkla's option programme, 3,333 options were exercised at a strike price of NOK 136.

After the transaction a total of 1,588,075 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla holds 2,007,274 of its own shares.

"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Ellen Ronæss, Shareholder Services, Telephone: +47 2254 4430

Date: 5 January 2006

ORK – Trade subject to notification - options

On 4 January 2006, in connection with Orkla's option programme, 3,333 options were exercised at a strike price of NOK 130.00.

After the transaction a total of 1,506,408 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 420,500 synthetic options of the cash bonus programme.

Orkla holds 1,925,607 of its own shares.